

May 30, 2023

Daniel J. Mathewes
Senior Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard, Suite 180
Orlando, FL 32835

> **Re: Hilton Grand Vacations Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response Dated May 22, 2023**
> **File No. 001-37794**

Dear Daniel J. Mathewes:

We have reviewed your May 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2023 letter.

Form 10-K for the year ended December 31, 2022

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54

1.   We note your response to our comment 1. In light of your adjustment for the discounted marketing packages (i.e. $208 million in 2022) to both revenue and expense, it appears that the line items in your table on page 57 for commissions and brand fees, sales revenue, sales and marketing expense, net, real estate expense, and real estate profit margin are non-GAAP measures. Please confirm that you will enhance your disclosures in future filings to include the disclosures required by Item 10(e) of Regulation S-K, or advise. Your revised disclosures should include, but not be limited to, referring to such items as non-GAAP measures, providing reconciliations to the applicable GAAP measure, stating

the reasons why management believes this presentation is useful to investors, and also presenting a real estate profit margin that includes the revenue from the discounted marketing packages (i.e. $208 million in 2022).

2.   We note your response to our comment 2. It appears that your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss) are non-GAAP measures. Please confirm that you will enhance your disclosures in future filings to include the disclosures required by Item 10(e) of Regulation S-K, or advise. Your revised disclosures should include, but not be limited to, referring to such items as non-GAAP measures, providing a reconciliation of the aggregate of these measures to the applicable GAAP measure, and stating the reasons why management believes this presentation is useful to investors.

    You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction